UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

FOR IMMEDIATE DISTRIBUTION

CENTRAL PUERTO FILES ITS 2025 ANNUAL REPORT ON FORM 20-F

Buenos Aires – May 5, 2026 – Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU) one of the largest private-sector power generation companies in Argentina, announces that it has filed its Annual Report on Form 20-F for the fiscal year 2025 with the United States Securities and Exchange Commission (the “SEC”) on April 22, 2025.

The document is available on Central Puerto’s website at www.centralpuerto.com in the Investor Relations section and can also be downloaded from the SEC’s website at www.sec.gov.

The Company’s shareholders may receive a hard copy of Central Puerto’s complete audited financial statements, free of charge, upon request.

About Central Puerto S.A.:

Central Puerto S.A. is one of the largest private-sector power generation companies in Argentina, measured by both installed capacity and power generation. Central Puerto's portfolio of assets is well diversified in terms of both geographic location and technology, which includes combined cycles, co-generation units, steam turbines, hydroelectric plants, wind turbines and photovoltaic farms. Central Puerto is listed on both the New York and Buenos Aires stock exchanges, under the ticker symbol CEPU.

For further information please contact:

María Laura Feller

Head of Investor Relations

inversores@centralpuerto.com

+54 11 4317-5000

Av. Tomas Alva Edison 2701

Dársena E – Puerto de Buenos Aires

(C1104BAB) Ciudad de Buenos Aires

República Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 5, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact